                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                --------------

                                AMENDMENT NO. 9
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Omega Worldwide, Inc.
                            -----------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   68210B108
                                   ---------
                                (CUSIP Number)

                               Todd P. Robinson
                           2307 Princess Ann Street
                       Greensboro, North Carolina  27408
                           Telephone: (336) 286-2087
                           -------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                With copies to:

                           Barney Stewart III, Esq.
                            Moore & Van Allen PLLC
                       100 North Tryon Street Suite 4700
                     Charlotte, North Carolina 28202-4003

                                 June 23, 2001
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of
                              ---
that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.: 68210B108
           ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Todd P. Robinson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,213,342
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,213,342
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,213,342
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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This Amendment No. 9 amends the Statement on Schedule 13D, as previously amended
(the "Statement"), filed with the Securities and Exchange Commission.  The class
      ---------
of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the
                            ------------
"Issuer").
-------

Item 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended by deleting Mr. Robinson's prior Item 4 Statements and replacing them with the following:

Mr. Robinson acquired and holds shares of the Common Stock for investment and to take such actions as he deems appropriate to enhance the value of his investment.

(a) On July 23, 2001, Mr. Robinson was notified of his appointment, effective as of July 17, 2001, to fill the vacancy on the Issuer's Board of Directors (the "Board") resulting from Robert Parker's resignation as a director. This appointment was made subject to the condition that Mr. Robinson withdraw his director nominees, which included himself and Michael Pang, and his shareholder proposal asking the Board to redeem the Issuer's Rights Plan. Mr. Robinson has agreed to this condition, but as a director, he intends to urge the Board to redeem the Issuer's Rights Plan. Mr. Robinson intends to seek appointments to various Board committees, including the Audit Committee, Compensation Committee and other committees of the Board.

(b) Mr. Robinson has currently abandoned his interest in acquiring all or a controlling interest in the Issuer's outstanding Common Stock. However, Mr. Robinson may consider pursuing this alternative again at some future date.

(c) Mr. Robinson may, if permitted by the Issuer's Board of Directors under the terms of the Issuer's Rights Plan, acquire additional shares of the Common Stock through open market or privately negotiated transactions, or may dispose of some or all of his shares of Common Stock in open market or negotiated transactions.

(d) Mr. Robinson may seek to encourage an extraordinary corporate transaction involving the sale of the Issuer through a merger or other acquisition transaction with another financial services institution or corporate transactions to enhance shareholder value.

(e) Mr. Robinson may propose or support reductions in the Issuer's overhead and administrative expenses and reductions in the Issuer's effective tax rate attributable to its overseas and United States investments and operations.

(f) Mr. Robinson may propose or support changes in the Issuer's Articles of Incorporation and Bylaws that are designed to hinder, delay or impede the acquisition of control of the Issuer, including provisions that: (i) currently prevent shareholders from calling a special meeting of the shareholders; (ii) establish a staggered Board of Directors; (iii) require advance notice of nominees for director positions and proposals by stockholders for presentment at shareholders' meeting; and (iv) prohibit shareholders from removing directors without cause.

Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of
Item 4.

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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2001


                                        By:    /s/ Todd P. Robinson
                                            -------------------------------
                                            Todd P. Robinson